SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                CYTEL CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23282E100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Kevin Insley
                        Elan International Services Ltd.
                               102 St. James Court
                           Flatts Smiths, FL04 Bermuda
                                 (441) 292-9169

                                    Copy to:
                            Lisabeth F. Murphy, Esq.
                           Athena Neurosciences, Inc.
                              800 Gateway Boulevard
                      South San Francisco, California 94080
                                 (650) 877-0900
                            Telecopy: (650) 875-3620
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 12, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No. 23282E100

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
             ONLY)
          Elan International Services Ltd.
-------------------------------------------------------------------------------
          I.R.S. Employer Identification No.: NA
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                              (b) / /
          N/A
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS

-------------------------------------------------------------------------------
          WC
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)  N/A

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER

        NUMBER OF                      2,000,000
         SHARES              __________________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH
        REPORTING            __________________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       2,000,000
                             --------------------------------------------------
                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,000,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                  / /
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.0 (based upon outstanding common stock as of June 30, 1998)
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------


                               Page 2 of 11 Pages

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, $.01 par value (the "Common Shares"), of Cytel Corporation (the "Issuer"), a Delaware Corporation, whose principal executive offices are located at 3525 Johns Hopkins Court, San Diego, California 92121.

Item 2.  Identity and Background.

     This Form 13-D is filed on behalf of Elan International Services Ltd. ("EIS"), a Bermuda corporation and a wholly-owned subsidiary of Elan Corporation, plc ("Elan"), a public limited company organized and existing under the laws of Ireland. EIS provides financial services to Elan.

     Elan is an integrated worldwide drug delivery and biopharmaceutical company. The principal business and office address of Elan is: Lincoln House, Lincoln Place, Dublin 2, Ireland and the principal business and office address of EIS is: 102 St. James Court, Flatts Smiths, FL04 Bermuda. Information as to the name, business address, present principal occupation or employment and organization in which such occupation or employment is conducted and citizenship of each director, executive officer and controlling person of Elan and EIS is annexed hereto as Schedules A and B, respectively, and is incorporated herein by reference.

     Neither Elan or EIS nor, to the best of Elan's or EIS's knowledge, any of the persons listed on Schedules A and B hereto, has during the last five years
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration.

     In connection with a Sublicense and Option Agreement, dated as of July 22, 1998, as amended and restated on November 10, 1998, between EIS and the Issuer (the "Sublicense Agreement"), and a Stock Purchase Agreement, dated as of July 22, 1998, between EIS and the Issuer (the "Stock Purchase Agreement"), on August 12, 1998 EIS purchased 2,000,000 Common Shares at $2.00 per share from the Issuer in a private transaction. The source of funds for the purchase of the Common Shares was provided by EIS's general corporate funds.


                               Page 3 of 11 Pages

Item 4.  Purpose of Transaction.

     EIS acquired the Common Shares for investment purposes pursuant to the terms of the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement,
(i) the Issuer granted EIS certain demand and piggyback registration rights relating to the Common Shares; (ii) EIS agreed that it will not, nor will it permit any of its affiliates to, purchase or otherwise acquire, directly or indirectly, any additional equity securities of the Issuer (or rights or options to purchase such securities) after the closing under the Purchase Agreement without the prior written consent of the Issuer's Board of Directors (provided, however, that the standstill agreement shall not apply to any securities issued with respect to the Common Shares pursuant to a stock split, stock dividend, recapitalization or reclassification approved by a disinterested majority of the Issuer's Board of Directors); and (iii) EIS agreed that, during a reasonable and customary period of time specified by the Issuer and an underwriter of Common Shares or other securities of the Issuer following the effective date of a registration statement of the Issuer filed under the Securities Act of 1933, as amended (which period shall not exceed 180 days), to the extent requested by the Issuer and such underwriter, EIS shall not, nor will it permit any of its affiliates to, directly or indirectly, sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of any securities of the Issuer held by any of them during such period.

     Under a Letter Agreement dated as of November 10, 1998 (the "Letter Agreement"), so long as EIS and its affiliates continue to own at least 5% of the outstanding Common Shares, EIS shall be entitled to appoint one representative to the Issuer's Board of Directors. Other than as set forth above, neither Elan or EIS has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The foregoing descriptions of the Stock Purchase Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Stock Purchase Agreement and the Letter Agreement, copies of which are filed herewith as Exhibit 1 and Exhibit II and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     (a) By virtue of the Stock Purchase Agreement, EIS is the beneficial owner of 2,000,000 Common Shares, or approximately 6.0%, of the Issuer's common stock (based upon outstanding Common Shares as of June 30, 1998). To the best knowledge of EIS, no other person named in Item 2 above beneficially owns any of the Issuer's Common Shares.


                               Page 4 of 11 Pages

     (b) EIS has sole power to vote and sole authority to dispose or direct the disposition of the entire amount of Common Shares reported by this Schedule 13D.

     (c) See the description of the Stock Purchase Agreement in Items 3 and 4 above.

     (d) N/A

     (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Stock Purchase Agreement and the Letter Agreement discussed in Item 4 above.

Item 7.  Items to be Filed as Exhibits.

Exhibit 1 Stock Purchase Agreement, dated as of July 22, 1998, between EIS and the Issuer.

Exhibit 2 Letter Agreement, dated as of November 10, 1998, between EIS and the Issuer.


                               Page 5 of 11 Pages

                                    Signature


     The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

November 10, 1998

                                 ELAN INTERNATIONAL SERVICES LTD.


                                 By: /s/ Kevin Insley
                                     ---------------------------------------
                                     Name: Kevin Insley
                                     Title: President and Chief Financial
                                              Officer







                               Page 6 of 11 Pages

                                   Schedule A

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director (other than Messrs. Armen, Balog, Boushel, Crowley, Gillespie, McIntyre, McLaughlin, Selkoe and Thornburgh) and officer of Elan Corporation, plc ("Elan") are set forth in the following table:

1.  (a)      Donal J. Geaney
    (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
    (c)      Director, Chairman of the Board and Chief Executive Officer of Elan
    (d)      Ireland

2.  (a)      John Groom
    (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
    (c)      Director, President and Chief Operating Officer of Elan
    (d)      United Kingdom

3.  (a)      Thomas G. Lynch
    (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
    (c)      Director, Executive Vice President and Chief Financial
             Officer of Elan
    (d)      United Kingdom

4.  (a)      William F. Daniel
    (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
    (c)      Group Vice President, Finance and Group Controller of Elan
    (d)      Ireland

5.  (a)      Lisabeth F. Murphy
    (b)      800 Gateway Boulevard, South San Francisco, CA 94080
    (c)      Vice President and General Counsel of Elan
    (d)      United States

6.  (a)      Mark A. Pearson
    (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
    (c)      Partner, McCann FitzGerald; Secretary of Elan
    (d)      Ireland

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director (other than Messrs. Geaney, Groom, and Lynch) are set forth in the following table:

1. (a)      Garo H. Armen, Ph.D.
   (b)      630 Fifth Avenue, Suite 2167, New York, New York  10111


                               Page 7 of 11 Pages

   (c) Managing General Partner, Armen Partners, L.P.; Chairman of the Board and Chief Executive Officer of Antigenics, LLC
   (d)      United States

2. (a)      James Balog
   (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
            Dublin 2, Ireland
   (c)      Retired
   (d)      United States

3. (a)      Brendan E. Boushel
   (b)      9 Upper Mount Street, Dublin 2, Ireland
   (c)      Retired
   (d)      Ireland

4. (a)      Laurence G. Crowley
   (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
            Dublin 2, Ireland
   (c)      Executive Chairman, Michael Smurfit Graduate School of Business
            of University College Dublin
   (d)      Ireland

5. (a)      Alan R. Gillespie, Ph.D.
   (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
            Dublin 2, Ireland
   (c)      Managing Director, Goldman Sachs International
   (d)      United Kingdom

6. (a)      Kevin McIntyre, M.D.
   (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
            Dublin 2, Ireland
   (c)      Associate Clinical Professor of Medicine at Harvard Medical School
   (d)      United States

7. (a)      Kyran McLaughlin
   (b)      Davy House, 49 Dawson Street, Dublin 2, Ireland
   (c)      Joint Chief Executive, Davy Stockbrokers
   (d)      Ireland

8. (a)      Dennis J. Selkoe, M.D.
   (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
            Dublin 2, Ireland
   (c)      Professor of Neurology and Neuroscience at Harvard Medical
            School
   (d)      United States


                               Page 8 of 11 Pages

9. (a)      Richard L. Thornburgh
   (b)      c/o Elan Corporation, plc, Lincoln House, Lincoln Place,
            Dublin 2, Ireland
   (c)      Counsel to the law firm of Kirkpatrick & Lockhart LLP
   (d)      United States






                               Page 9 of 11 Pages

                                   Schedule B

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director and officer of Elan International Services Ltd. ("EIS") is set forth in the following table.

1. (a)      Kevin Insley
   (b)      102 St. James Court, Flatts Smiths, FL04 Bermuda
   (c)      Director, President and Chief Financial Officer of EIS
   (d)      United Kingdom

2. (a)      David J. Doyle
   (b)      Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
   (c)      Director and Vice President of EIS; Attorney, Conyers Dill & Pearman
   (d)      United Kingdom

3. (a)      Thomas G. Lynch
   (b)      Lincoln House, Lincoln Place, Dublin 2, Ireland
   (c)      Chairman of the Board of Directors of EIS; Director, Executive
            Vice President and Chief Financial Officer of Elan
   (d)      United Kingdom

4. (a)      I.S. Outerbridge
   (b)      Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
   (c)      Secretary of EIS; Corporate Manager, Codan Services Limited
   (d)      United Kingdom

5. (a)      James M. Macdonald
   (b)      Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
   (c)      Director of EIS; Attorney, Conyers Dill & Pearman
   (d)      United Kingdom



                              Page 10 of 11 Pages

                                  Exhibit Index

Exhibit No.                      Exhibit

     1 Stock Purchase Agreement, dated as of July 22, 1998, between Elan International Services Ltd. and Cytel Corporation.

     2 Letter Agreement, dated as of November 10, 1998, between Elan International Services Ltd. and Cytel Corporation.






                              Page 11 of 11 Pages